SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

(MARK ONE):

☒                                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934.

                For the fiscal year ended December 31, 2001.

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                For the transition period from          to

Commission File No. 0-22046

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bogen Communications International, Inc. 401(k) Plan

B.             Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office :

Bogen Communications International, Inc.

50 Spring Street

Ramsey, NJ  07446

REQUIRED INFORMATION

The following financial statements of the Bogen Communications International, Inc. 401(k) Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

BOGEN COMMUNICATIONS INTERNATIONAL, INC.

401(K) PLAN

DECEMBER 31, 2001

TABLE OF CONTENTS

Page

PART I — EXHIBIT INDEX	2

PART II — FINANCIAL INFORMATION

Independent Auditor’s Report	3
Statements of Net Assets Available for Benefits — December 31, 2001 and 2000	4
Statements of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2001 and 2000	5-6
Notes to Financial Statements	7-12
Schedule of Assets Held for Investment Purposes at End of Year	13

SIGNATURE OF PLAN ADMINISTRATOR	14

EXHIBIT INDEX

Exhibit Number	Exhibit	Location
23.1	Consent of KPMG LLP	Page 15

Independent Auditors’ Report

The Plan Administrator

Bogen Communications International, Inc.

401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Bogen Communications International, Inc. 401(k) Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

June 17, 2002

Bogen Communications International, Inc.

401 (K) PLAN

Statement of Net Assets Available

for Benefits

December 31, 2001 and 2000

	2001	2000

Investments, at fair value (note 1):
Money Market Funds	$18,504	15,178
The American Funds Group — Washington Mutual Investors Fund	107,149	86,265
Franklin Mutual Discovery Fund	75,125	67,033
The Victory Stock Index Fund	311,728	340,764
The Victory Fund for Income — Class A	108,352	44,244
EB MaGIC Fund	396,695	363,618
AIM Balanced Fund	115,090	120,643
Janus Fund	144,221	161,107
Janus Balanced Fund	192,080	184,158
INVESCO Dynamics Fund Inc.	167,945	241,238
Bogen Communications, Int. Inc. Common Stock	311,017	240,920
Geotek Communications, Inc. Common Stock	3	9
Total investments	1,947,909	1,865,177

Employer contribution receivable	4,210	2,910
Participants’ contribution receivable	13,922	—
Loan repayments receivable	1,206	—
Loans receivable from participants	115,434	112,893
Other assets, net	53	78

Net assets available for benefits	$2,082,734	$1,981,058

See accompanying notes to financial statements.

Bogen Communications International, Inc.

401(K) PLAN

Statement of Changes in Net Assets

Available for Benefits

Year ended December 31, 2001

	Participant and non-participant directed — Bogen Communications International, Inc. Stock	Participant directed — all other investments	Other	Total

Additions:
Contributions:
Participants	$17,367	362,600	13,922	393,889
Rollovers	—	3,369	—	3,369
Employers	127,203	—	1,300	128,503
Loan Repayments	—	—	1,206	1,206
Interfund transfers	(6,744)	6,744	—	—
Net investment earnings (losses)	(51,490)	(170,282)	11,094	(210,678)
Total additions, net	86,336	202,431	27,522	316,289

Deductions:
Benefits paid to participants	12,945	190,574	(6)	203,513
Administrative fees	—	—	11,100	11,100
Total disbursements, net	12,945	190,574	11,094	214,613

Net increase	73,391	11,857	16,428	101,676

Net assets available for benefits at December 31, 2000	256,176	1,721,972	2,910	1,981,058

Net assets available for benefits at December 31, 2001	$329,567	1,733,829	19,338	2,082,734

See accompanying notes to financial statements.

Bogen Communications International, Inc.

401(K) PLAN

Statement of Changes in Net Assets

Available for Benefits

Year ended December 31, 2000

	Participant and non-participant directed — Bogen Communications International, Inc. Stock	Participant directed — all other investments	Other	Total

Additions:
Contributions:
Participants	$21,034	378,422	(10,707)	388,749
Rollovers	2,624	23,613	—	26,237
Employers	132,061	(172)	(560)	131,329
Loan Repayments	—	—	—	—
Interfund transfers	(8,173)	8,173	—	—
Net investment earnings (losses)	(180,405)	(142,921)	—	(323,326)
Total additions, net	(32,859)	267,115	(11,267)	222,989

Deductions:
Benefits paid to participants	41,885	279,164	—	321,049
Other	—	—	800	800
Administrative fees	993	5,885	—	6,878
Total disbursements, net	42,878	285,049	800	328,727

Net decrease	(75,737)	(17,934)	(12,067)	(105,738)

Net assets available for benefits at December 31, 1999	331,913	1,739,906	14,977	2,086,796

Net assets available for benefits at December 31, 2000	$256,176	1,721,972	2,910	1,981,058

See accompanying notes to financial statements.

BOGEN COMMUNICATIONS INTERNATIONAL, INC.
401(K) PLAN

Notes to Financial Statements

December 31, 2001 and 2000

 (1)                  Summary of Significant Accounting Policies

(a)                     Basis of Presentation

The accompanying financial statements of the Bogen Communications International, Inc. 401(k) Plan (the Plan) have been prepared on an accrual basis and present the net assets available for benefits and the changes in those assets.

(b)                     Use of Estimates

In preparing the Plan’s financial statements, management has made a number of estimates and assumptions relating to the reporting of assets and liabilities, increases and decreases in net assets and the disclosure of contingent assets and liabilities to present these financial statements in conformity with accounting principles generally accepted in the United States of America.  Actual results could differ from those estimates.

(c)                      Risks and Uncertainties

The assets of the Plan are primarily financial instruments, which are monetary in nature.  As a result, interest rates have a more significant impact on the Plan’s performance than do the effects of general levels of inflation.  Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the Consumer Price Index.  Investments are subject to risk conditions of the individual fund objectives, the stock market, interest rates and economic conditions.

(d)                     Investments

Investments are stated at fair value based upon quoted market prices.  Interest and dividends on investments are recognized in the period earned.  All purchases and sales of securities are recorded on a trade-date basis.

(e)                      New Accounting Pronouncement

On January 1, 2001, the plan adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS No. 133) as amended in June 1999 by SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of SFAS 133,” and in June 2000 by SFAS No. 138, “Accounting for Derivative Instruments and Certain Hedging Activities.”  The adoption of these statements did not have a significant impact on the financial statements of the Plan.

BOGEN COMMUNICATIONS INTERNATIONAL, INC.
401(K) PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(f)                        Payment of Benefits

Benefits are recorded when paid.

 (2)                  Plan Description

The following brief description of the Plan provides only general information.  Members should refer to the plan document for a more complete description of the Plan’s provisions.

(a)                     General

The Plan was adopted on April 1, 1998, as a defined contribution plan sponsored by Bogen Communications International, Inc. (“Bogen”).  Employees who participated in the 401(k) plan of the predecessor company, Geotek Communications, Inc., were given the option to roll over their balances into the Plan on April 1, 1998.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

(b)                     Eligibility

Substantially all full-time employees of Bogen are eligible for participation after six consecutive months of service, as defined in the Plan document, provided they have attained age 18.

(c)                      Employee Contributions

Eligible employees who participate in the Plan may make contributions through payroll deductions, not exceeding 20% of their compensation, as defined.

(d)                     Employer Contributions

Employer contributions are equal to 50% of the employee contributions up to 6% of a participant’s compensation, as defined.  Employer matching contributions are invested in Bogen common stock and are not subject to participant redirection.

(e)                      Vesting

All participant contributions, rollover contributions and transfers, and income or losses thereon are fully vested at all times.  A participant becomes 10% vested in Bogen’s contributions and income or losses thereon after one year of service, as defined, increased by 15% the following year and 25% for each of the next three years of service.  A participant is 100% vested in employer matching contributions and income or losses thereon after five years.

BOGEN COMMUNICATIONS INTERNATIONAL, INC.
401(K) PLAN

Notes to Financial Statements

December 31, 2001 and 2000

A participant becomes fully vested in the case of death, permanent disability or upon attainment of age 65.  The non-vested account balance (forfeitures) of participants who were terminated for any reason other than death, disability or retirement are used to offset Bogen’s future contributions.

(f)                        Withdrawals

During employment, a participant may make withdrawals of amounts applicable to his or her contributions and income or losses thereon, subject to certain restrictions, as defined in the plan document.

(g)                     Benefit Payments

Upon death, disability, termination or retirement, a participant’s vested amount under the Plan is distributed either in a lump-sum payment or in installments, as elected by the participant or beneficiary.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

(h)                     Forfeitures

Forfeitures are applied to reduce the amount of future employer contributions.  Forfeitures were $9,665 and $14,402 for the year ended December 31, 2001 and 2000, respectively.

(i)                        Participant Accounts

Each participant’s account is credited with his or her contributions, the appropriate amount of Bogen’s contributions, and an allocation of plan earnings or losses.  Allocations of plan earnings or losses are based upon each participant’s proportionate share of assets in the Plan in relation to all plan assets.

(j)                        Loans

Participants may borrow from their fund account a minimum of $1,000 up to a maximum of the lesser of 50% of their vested account or $50,000 (reduced by the excess of the highest loan balance in the last 12 months over the outstanding balance on the date of the loan).  The interest rate on loans is prime plus 1%.  The maximum loan term is five years, except for a home loan which is ten years.  Loans shall be repaid by payroll deductions and are secured by the vested balance of the participant’s account equal to the amount of the loan.  Loans to participants are recorded at carrying value, which approximates fair value.

BOGEN COMMUNICATIONS INTERNATIONAL, INC.
401(K) PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(k)                     Plan Expenses

The administrative expenses equal to the eligible employee fee, as defined, and loan fees are charged against the accounts of the participants.  All other administrative expenses are paid by the plan sponsor.

(3)                     Investments and Investment Options

The plan sponsor has appointed Key Trust National Association as custodian of the Plan’s assets.  Upon enrollment in the Plan, a participant may direct his or her contributions to any of the following funds:

•                  The American Funds Group — Washington Mutual Investors Fund — This fund seeks current income and an opportunity for growth of principal consistent with sound common stock investing.

•                  Franklin Mutual Discovery Fund — This fund seeks long-term capital appreciation by investing approximately 50% of its assets in foreign investments.

•                  The Victory Stock Index Fund — This fund seeks to provide long-term capital appreciation by attempting to match the investment performance of the S&P 500 Index.

•                  The Victory Fund for Income — Class A — This fund seeks to provide a high level of current income consistent with preservation of shareholder’s capital.

•                  EB MaGIC Fund — This fund seeks a reasonable level of income together with stability of principal.  This fund invests primarily in a diversified portfolio of insurance companies and other investment contracts.  The effective maturity of this fund will be five years or less.  This is a collective fund and not a registered mutual fund.

The fund had an average yield of  6.35% and 6.43% for the year ended December 31, 2001 and 2000.

•                  AIM Balanced Fund — This fund seeks a high total return consistent with preservation of capital by investing in a broadly diversified portfolio of stocks and bonds.  This investment option was added effective March 1, 2000.

•                  Janus Fund — This fund seeks long-term growth of capital in a manner consistent with preservation of capital.  The fund pursues this objective by investing primarily in a diversified portfolio of common stocks of issuers of any size.  This investment option was added effective March 1, 2000.

BOGEN COMMUNICATIONS INTERNATIONAL, INC.
401(K) PLAN

Notes to Financial Statements

December 31, 2001 and 2000

•                  Janus Balanced Fund — This fund seeks long-term capital growth, consistent with preservation of capital and balanced by current income.  This investment option was added effective March 1, 2000.

•                  INVESCO Dynamics Fund — This fund seeks long-term capital appreciation through aggressive investment policies.  This investment option was added effective March 1, 2000.

•                  Bogen Communications International, Inc. Common Stock — This investment offers Bogen common stock.

Effective March 1, 2000, the Plan was amended to terminate the following investment options:

•                  The American Funds Group — Capital Income Builder — This fund seeks above-average current income, a growing stream of income and growth of capital.  All funds invested in this option were liquidated and monies reinvested in the AIM Balanced Fund.

•                  The American Funds Group — The Income Fund of America — This fund seeks current income and growth of capital. All funds invested in this option were liquidated and monies reinvested in the Janus Balanced Fund.

•                  Neuberger & Berman Partners — This fund seeks capital growth.  All funds invested in this option were liquidated and monies reinvested in the Janus Fund.

•                  Neuberger & Berman Genesis — This fund seeks capital appreciation.  All funds invested in this option were liquidated and monies reinvested in the INVESCO Dynamics Fund.

The Geotek Communications, Inc. Common Stock investment option, which offered Geotek

Communications, Inc. common stock, is no longer available for new investments.  The balance in this fund represents residual rollover balances from the inception date of the Plan.

 (4)      Plan Termination

Although it has not expressed any intent to do so, Bogen has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Should the Plan terminate, each participant becomes fully vested in his or her account.

BOGEN COMMUNICATIONS INTERNATIONAL, INC.
401(K) PLAN

Notes to Financial Statements

December 31, 2001 and 2000

 (5)                  Income Tax Status

The Plan adopted the Prism Prototype Retirement Plan and Trust Agreement (the “Prototype Plan”) on April 1, 1998.  The Prototype Plan obtained its latest determination letter on March 24, 1995, in which the Internal Revenue Service stated that the Prototype Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the “Code”).  The Prototype Plan sponsor has advised that the Prototype Plan was timely amended and restated to comply with changes in the applicable requirements of the Code since the effective date of the Prototype Plan covered by the March 24, 1995, determination letter, including changes made by the so-called “GUST” and “EGTRAA” legislation, and that the IRS, by letter dated March 3, 2002, issued a favorable determination with respect to such amended and restated plan.  In the opinion of the plan administrator and the Plan’s tax counsel, the Plan and its underlying trust, as so amended and restated, are currently designed so as to qualify, as to form, with the applicable requirements of Section 401(a) and Section 401(k) of the Code; however, the Company has not requested a separate IRS determination letter for the Plan.

(6)                     Related Party Transactions

Several of the Plan’s investments are shares in pooled funds managed by Key Asset Management, a related party to the custodian and trustee of the Plan.  These transactions and those involving the plan sponsor and participants qualify as related-party transactions.

(7)                     Subsequent Event

On June 12, 2002, Victory Capital Management, a division of Key Bank, announced that they will be discontinuing their defined contribution services business and as a result the Company will need to identify a new record keeper and trustee for the Plan.  It is anticipated that the transition will take place at or around December 31, 2002.

Schedule

Bogen Communications International, Inc.

401(K) PLAN

Schedule of Assets Held

for Investment Purposes at End of Year

December 31, 2001

Description of investments *	Fair Value

Participant directed and non-participant directed:
Bogen Communications, International. Inc. Common Stock	$311,017
Money Market Funds	18,504
Other assets, net	46

$329,567

Participant directed:
The American Funds Group — Washington Mutual Investors Fund	$107,149
Franklin Mutual Discovery Fund	75,125
The Victory Stock Index Fund	311,728
The Victory Fund for Income — Class A	108,352
EB MaGIC Fund	396,695
Geotek Communications, Inc. Common Stock	3
AIM Balanced Fund	115,090
Janus Fund	144,221
Janus Balanced Fund	192,080
INVESCO Dynamics Fund	167,945
Participant Loans (rate of interest prime plus 1%)	115,434

Total Investments	$1,733,822

* Party-in-interest transactions

SIGNATURE OF PLAN ADMINISTRATOR

                The Plan.              Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bogen Communications International, Inc. 401(k) Plan

Date:	June 28, 2002	By:	/s/ Maureen A. Flotard
Maureen A. Flotard
Plan Administrator
Chief Financial Officer & Vice President — Finance
Bogen Communications International, Inc.